Dear Stockholders: 2024 was a challenging year which began with headwinds that included macroeconomic uncertainty and an inverted yield curve. Our 2024 financial performance was as expected with a significantly compressed net interest margin. During the year, we executed sound capital management by closely managing balance sheet growth and credit quality. Our earnings in the past two years have fallen short of our financial performance standards. However, we are making significant strides toward a return to excellence in our industry by concentrating on what we can control. We finished the fourth quarter of 2024 with momentum, and believe this will carry into 2025 with improved margins due to our deposit growth and asset repricing opportunities during 2025 and 2026. During 2024, we focused on initiatives that will drive sustainable core profitability while reinforcing our long- standing strength and stability. Key efforts included generating core deposit growth through targeted relationship building activities, making comprehensive recommendations, and being bankers, not lenders. We have also made improvements to our online and mobile banking platforms along with our fraud management tools. Despite a highly competitive deposit environment in 2024, we saw incredible success in growing core retail and commercial deposits, which allowed us to reduce the overall level of wholesale funding. We have also made investments in technology that support the efficiency of our workforce and help protect the company and our customers against growing cybersecurity risks. Our credit quality remains pristine as a result of our highly effective credit risk management practices and disciplined loan growth. We have a well-diversified CRE portfolio, which is supported by financially strong developers and business operators within our markets. The teamwork displayed by every West Banker to navigate our recent challenges while supporting the needs of our clients and communities during challenging times has been remarkable. Together, we remain committed to delivering value to our clients, communities, and stockholders. I conclude my message by sharing our mission statement that was developed over a decade ago and is still the guiding principle of our daily activities. The mission remains the same in times of both prosperity and uncertainty: Our mission is to build strong relationships, build strong communities, and build upon our strong reputation to ensure our clients receive exceptional care, our communities receive outstanding support, and the loyalty of our employees and stockholders is rewarded. Thank you for your continued support and investment in our company. Sincerely, David D. Nelson CEO and President, West Bancorporation, Inc. Chair and CEO, West Bank 1W E S T B A N C O R P O R AT I O N I N C . A N D S U B S I D I A R I E S

2 0 2 4 A N N U A L R E P O R T2

Despite challenges faced by the entire banking industry in 2024, West Bank maintained its focus on community:

MORE THAN $450,000
IN TOTAL SUPPORT

Over **$267,000** awarded in foundation grants

- $148,308 in human services
- $81,250 in education
- $43,000 in arts & culture

In 2024, West Bank Employees volunteered over **8,200 hours of community service**

COMMUNITY INVOLVEMENT

West Bank's mission is to **build strong relationships, build strong communities,** and **build upon our strong reputation** to ensure our clients receive exceptional care, our communities receive outstanding support, and the loyalty of our employees and stockholders is rewarded.


Best Buddies
$2,500
Two thousand five hundred and 00/100
Dollars
West Bancorporation Foundation






Big Brothers Big Sisters.
OF CENTRAL IOWA
West Bank
SEPTEMBER 2024
Big Brothers Big Sisters of Central Iowa
$2,500
TWO THOUSAND FIVE HUNDRED




RECREATION DEPARTMENT
West Bank

> WE ARE PROUD OF OUR WEST BANK TEAM AND THEIR COMMITMENT TO OUR COMMUNITIES.

WEST BANCORPORATION INC. AND SUBSIDIARIES 3

MOVING

Since first opening in 1893 on the muddy streets of Valley Junction, West Bank has now called four different locations in West Des Moines home for its headquarters. After residing at its third address on 22nd Street in a building leased for over 50 years, West Bank now has a new home.

Following years of planning and construction, West Bank officially opened its new, four-story, 73,000-square-foot headquarters building at 3330 Westown Parkway in West Des Moines. West Bank's leadership chose this location as a show of continued commitment to the community, as this neighborhood within the city needed a drastic upgrade and a catalyst for revitalization.





For the two weeks leading up to its April 15th opening, our employees boxed up their belongings and moved to their new home. Following the opening, the safe deposit boxes also had to be relocated—a daunting task to say the least. Despite the complex logistics required for a move of this magnitude, the bank continued to effectively serve its customers throughout the transition—a true testament to its people. The new facility now provides the bank with spaces better suited to customer care and relationship building.


OPENING APRIL 15, 2024
West Bank
Member FDIC
NEW ADDRESS, SAME WEST DES MOINES ROOTS.
3330 WESTOWN PARKWAY • WEST DES MOINES, IA 50266

As an additional display of commitment to its community, West Bank donated furniture from its old headquarters to a few nonprofit neighbors. One such organization was Community Support Advocates (CSA) to help furnish their new mental health therapy clinic also in West Des Moines. CSA is dedicated to serving the most vulnerable members of the community—those who have been impacted by disabilities, mental health issues, and traumatic brain injuries.

West Bank continues to move forward by investing in its people and building deep-rooted, community-based relationships. West Bank has thrived, weathered change, and endured for 132 years because of its strong connections to the communities it serves—the people who have helped make West Bank Strong.

FORWARD

WEST BANCORPORATION INC. AND SUBSIDIARIES 5

HEADQUARTERS RIBBON CUTTING

On May 1, 2024, West Bank held a ceremonial ribbon cutting to celebrate the opening of its new headquarters.

The ceremony was opened by Dave Nelson who reminded attendees that West Bank is the oldest existing business of any kind to be founded in West Des Moines. During his words, he reiterated the importance of remaining headquartered in West Des Moines and discussed the complexity that comes with redevelopment.

While most people believed that West Bank owned its prior headquarters on 22nd Street, he reminded them it had been leased for more than 50 years. West Bank's growth over the years also led to a second leased office space, which housed several back-office employees. The new headquarters is big enough for everyone to be in the same building and offers plenty of room for future growth.

The West Des Moines Chamber of Commerce, city officials, and many other community leaders attended the event.


West Bank





CHEERS TO A JOB WELL DONE!

The new West Bank headquarters wouldn't be what it is today without your hard work and dedication. To show our appreciation, we invite you and a guest to join us on August 23 for drinks, appetizers, and tours of the building.

Parking available in both West Bank employee and customer lots as well as the Claim Doc lot.

Please RSVP by August 5 with your attendance and guest details.

Image of the 2024 invitation

A SPECIAL THANKS TO OUR CONTRACTORS

On August 23, 2024, West Bank hosted a special contractor appreciation event at the new facility.

West Bank's beautiful four-story, 73,000-square-foot building, which also includes a rooftop entertaining space, retention pond, cafeteria and fitness area for employees, and a lobby and drive-up for customers, wouldn't have been possible without their hard work and dedication to the project.

6 2024 ANNUAL REPORT

ENCAPSULATED IN TIME On September 25, 2024, a time capsule was buried at West Bank headquarters that will not be opened until 2074. West Bankers attended a small burial ceremony and each pitched a shovel of dirt over the capsules. Items placed in the time capsule include a Banner signed by employees, the Central Iowa Community Board, and the West Bank Board of Directors; Banking Items including a debit card, checks, brochures, and cash envelopes; a Business Record Newspaper featuring Dave Nelson and the West Bank headquarters on the cover; Photos of the building and Letters from employees; Marketing Swag including a koozie, chip clip, business card holder, lapel pin, golf tees, golf ball marker, and divot tool; the Standing Strong West Bank History Video; Postcards mailed to customers that communicated the move; and a Bottle of limited edition 1893 West Bank Bourbon Whiskey.

2 0 2 4 A N N U A L R E P O R T8

W
W

OWATONNA IS NOW OPEN

On January 21, 2025, our new building in Owatonna officially opened to the public, marking the successful completion of new building construction for all of West Bank's Minnesota locations.

The new building is part of Owatonna's ASCEND project, the city's first mixed-use and massive riverfront development which was over ten years in the making. When West Bank's leadership began looking for new locations for its Owatonna location, they knew being part of this project would have the impact the community needed. Confirming this belief, ASCEND development partner Darren Stadheim has stated that West Bank's decision to build on the former Owatonna Chamber of Commerce & Tourism site provided the "kick" the project needed.

When considering sites for the project, West Bank market president Jason Eyberg said, "It's not just about building a beautiful bank; it's about how the building impacts, improves, and transforms our community in a positive way. This is what West Bank does."

West Bank CEO Dave Nelson echoed that sentiment by saying, "West Bank is committed to our communities. We frequently build in areas of the community in need of revitalization, and our buildings are designed to facilitate new business development and build strong customer relationships."

"WE ARE EXCITED TO KEEP MOVING FORWARD WORKING WITH AND SERVING OUR COMMUNITIES.

WEST BANCORPORATION INC. AND SUBSIDIARIES 9

Pictured left to right: Dave Nelson, Al Petersen, Barry Cropp, and Brad Winterbottom AL PETERSEN Al Petersen began his banking career working for his family-owned bank in Harlan, Iowa while he was in high school in 1973. After working in a bank in Iowa City during college, he relocated to the Des Moines market after graduation. Throughout his 50-year banking career, he has served in many different roles and departments including teller, accounting, retail banking, branch management, commercial banking, and special assets. This prepared him well to serve as a mentor for many retail bankers. Throughout the ’70s, ’80s, ’90s, and beyond, Al saw his fair share of ups and downs in the economy and in the banking industry. He humbly describes his biggest accomplish- ments as the way he has “survived” many of the banking industry’s toughest times including deregulation in the 1970s, high inflationary periods and farm crises of the 1980s, floods in the 1990s, recessions, digital transforma- tions, and everything in between. Most recently, in 2020, he led West Bank’s branch teams through the PPP lending process during the Covid pandemic. Al considers himself fortunate to have worked with a number of talented leaders in the banking industry. This includes John Ruan and John Crystal with Bankers Trust and David Miller and Dave Nelson with West Bank. Outside of his time at the bank, Al served on the Bethel Mission and Hope Ministries Board of Directors and held the position of board chair for several years. He also served on the Rebuilding Together Board of Directors. Additionally, he gave back to young professionals in the banking industry by serving as a consultant for Junior Achievement and teaching in American Institute of Banking programs. On September 16, 2024, the Iowa Bankers Association honored Barry Cropp and Al Petersen for their remarkable 50-year careers in banking. 2 0 2 4 A N N U A L R E P O R T10 BARRY CROPP Barry Cropp began his career in banking in Des Moines in 1970 and has been with West Bank since 1993. For Barry, effective customer service is founded in the belief that “we can’t be bigger than the person across the desk, because they are the reason we’re here.” His sincere ability to connect with his customers and gain their trust is notable to this day, as he greets customers, makes them feel at ease, and directs them to the correct department to meet their needs. Barry’s deep Des Moines roots have served him well in his banking career. Barry credits his godmother, Ruth Sandy, as his inspiration for getting into banking, a field that employed few persons of color in the Des Moines area in the 1970s. Ruth was a banker who took Barry under her wing when he was seven years old, challenging him to “change peoples’ way of thinking” by working hard, being respectful, and selling himself to the executives in charge of hiring. Starting in the file room, he worked through the ranks at several financial institutions, becoming a Personal Banker and eventually an Assistant Branch Manager at West Bank. Outside of the bank, Barry has served for years as Cantor, Soloist, and Choir Member at the Basilica of St. John Catholic Church. His volunteer activities are varied, from joining other West Bankers in scrubbing the streets prior to the Valley Junction Art Fair, working the beer tent at the Farmers Market, and staffing his church’s BBQ stand at the State Fair, to singing with Musica Ecclesia, appearing in musicals, caroling at nursing homes, and participating in community choral events. He has also been a regular participant in the Friendly Songs of St. Patrick parade in downtown Des Moines.

JON HUMMEL
AMERICAN BANKERS ASSOCIATION 2024 EMERGING LEADER AWARD

The American Bankers Association presented Vice President and Commercial Banker Jon Hummel with the 2024 ABA Emerging Leaders Award. This award recognizes the next generation of bank leaders who are committed to the highest standards of achievement and service to both their industry and their local communities.

Jon began his career at West Bank in 2012 as an Assistant Branch Manager and has been promoted a number of times to his current position of Vice President of Commercial Banking since 2020.

He has dedicated much time and talent to the West Des Moines community and currently serves as a director on a variety of boards including the West Des Moines Chamber of Commerce and Ronald McDonald House.


ABA
EMERGING
LEADER
AWARDS

ECONOMIC IMPACT AWARD

The Greater Des Moines Partnership presented West Bank with a 2024 Economic Impact Award to recognize their outstanding strategic contributions toward the economic vitality of the Greater Des Moines community.


DSMUSA

MILESTONE ANNIVERSARIES

DONNA HUFFMAN
35 Years

KELLANEY COFFMAN
30 Years

MINDA HAMANN
30 Years

JENNIFER WAY
25 Years

TOM CILEK
20 Years

JILL HANSEN
20 Years

STANDING STRONG AWARDS

West Bank's new video, *Standing Strong*, received two Communicator Awards by the Academy of Interactive and Visual Arts during their 30th Annual Communicator Awards in New York for the Financial Services and Corporate Image categories.

The video also a received a Telly Award during the 45th Annual Telly Awards in New York for Branded Content in the Banking and Financial Services category.

Standing Strong is a 10-minute video based on a recently published book of the same name which tells West Bank's more than 130-year story. To watch the video, scan the QR code or visit https://www.westbankstrong.com/about_us


Standing Strong
The West Bank Story
The Telly Awards
West Bank
The 30th Annual Communicator Awards
AWARD OF EXCELLENCE

WEST BANCORPORATION INC. AND SUBSIDIARIES 11

2 0 2 4 A N N U A L R E P O R T12 MOVING FORWARD

LEADERSHIP 13W E S T B A N C O R P O R AT I O N I N C . A N D S U B S I D I A R I E S 2024 ANNUAL REPORT

BOARD OF DIRECTORS



GEORGE MILLIGAN*
Chair,
West Bancorporation;
The Graham Group, Inc.



DAVID NELSON*
CEO and President,
West Bancorporation;
Chair and CEO,
West Bank



JANE FUNK**
EVP, Treasurer and Chief Financial Officer,
West Bancorporation;
EVP and Chief Financial Officer, West Bank



BRAD WINTERBOTTOM**
EVP,
West Bancorporation;
President, West Bank



HARLEE OLAFSON**
EVP and Chief Risk Officer,
West Bancorporation;
EVP and Chief Risk Officer, West Bank



BRADLEY PETERS**
EVP,
West Bancorporation;
EVP and Minnesota Group President,
West Bank



DOUGLAS GULLING*
Retired



LISA ELMING*
Retired



STEVEN GAER*
Recoop Disaster Insurance



SEAN MCMURRAY*
Businessolver, Inc.



JAMES NOYCE*
Retired



ROSEMARY PARSON*
EquiTrust Life Insurance Company



STEVEN SCHULER*
Retired



THERESE VAUGHAN*
Retired



PHILIP JASON WORTH*
Retired

* Director of West Bancorporation, Inc. and West Bank ** Director of West Bank

14 2024 ANNUAL REPORT

CENTRAL IOWA COMMUNITY BOARD

All six of our community boards are non-voting advisory boards with knowledge of the communities we serve.



TAYLOR BROWN
Brown NationalLease



RHONDA BURKHARDT
The Underground Company, LTD



JERRY DEEGAN
Retired



DARIN FERGUSON
Ferguson Commercial Real Estate Services



RYAN FLYNN, CPA
Flynn + Sweeney, LLC



KEVIN GRIMM
Investor/Consultant



GREG LAMAIR
Assured Partners LLC



BRIAN LOFFREDO
Loffredo Fresh Produce



DAVE MOENCH
Wolfe Eye Clinic



STEVE SCHWEIZER
Denman & Company



VICTORIA VEIOCK
Bing's



JEFF YURGAE
Mueller-Yurgae Associates, Inc

EASTERN IOWA COMMUNITY BOARD



MATT ADAM
Simmons Perrine Moyer Bergman PLC



RODNEY ANDERSON
Pancheros Mexican Grill



JILL ARMSTRONG
Skogman Realty



DAVID BARKER
Barker Apartments



ADAM BRANTMAN
Brava Roof Tile



KEVIN DIGMANN
Hodge Construction



ANDY HODGE
Hodge Construction



BEN KINSETH
Kinseth Hospitality Company



RAVI PATEL
Hawkeye Hotels



LUKE RECKER
Styker Corporation



CHUCK SKAUGSTAD
The Mansion
Town Square Developers



LEIGHTON SMITH
BerganKDV

WEST BANCORPORATION INC. AND SUBSIDIARIES 15

MANKATO COMMUNITY BOARD

All six of our community boards are non-voting advisory boards with knowledge of the communities we serve.



BRYAN BODE
Investor/Consultant



MARK DRAPER
River City Electric Company



DR. WYNN KEARNEY
Retired Surgeon/Investor



STEVE KIBBLE
Siesta Hills



DAVID PFEFFER
Vintage Fine Homes, Inc.



MARK PHINNEY
C&N Sales Company



RANDY WESTMAN
Westman Investments



ART WESTPHAL
Bethany Lutheran College



ANDREW WILLAERT
Gislason & Hunter LLP

OWATONNA COMMUNITY BOARD



DALE BUYTAERT
CliftonLarsonAllen LLP



MARK FREERKSEN
Freerksen Trucking, Inc.



CHAD HANSON
Main Street Dental Clinics



THERESA JAMES
James Brothers Construction



SCOTT MOHS
Mohs Contracting/ Mohs Homes



MIKE NOBLE
Investor/Retired



PAT NOBLE
National Online Consignment and Rental



DARREN ROEMHILDT
Bridges Chiropractic Health Clinic



BRANDON WAYNE
Wayne-Norrid-Wetmore Wealth Management

16 2024 ANNUAL REPORT

ROCHESTER COMMUNITY BOARD

All six of our community boards are non-voting advisory boards with knowledge of the communities we serve.



JASON BOYNTON, CPA
Smith Schafer
& Associates



JEFF BROWN, JR.
North Rock Real Estate



MICHAEL BUSCH
Paramark Corp.



PATRICK DEUTSCH
Pace International



BOBBIE GOSTOUT, M.D.
Vice President Emeritus,
Mayo Clinic



HAL HENDERSON
HGA



DICK KUEHN
Kuehn Motors



BRIAN LEARY
Pharmaceutical
Specialties, Inc.



DAVID PEDERSON
Dunlap & Seeger, P.A.



PETER SCHULLER
A.B. Systems, Inc.



ED STANLEY
Merit Building
Enclosure Systems



CHRIS TERRY
CORE Real
Estate Group



NATALIE VICTORIA
Victoria's
Restaurant and
The Tap House

ST. CLOUD COMMUNITY BOARD



DAVID BERDAN
J-Berd Companies



BYRON BJORKLUND
Custom Catering
by Short Stop



JEFF DROWN
Lyon Contracting



STEVE FENEIS
GC Real Estate Partners



JASON FERCHE
Ferche Companies



JOHN SLOAN
BT Holdings



DR. KEVIN SMITH
Regional Diagnostic
Radiology



ERIC STACK
Millerbernd
Manufacturing



TIM TORBORG
Torborg Builders



HEIDI WEIKERT
S.T. Cotter
Turbine Services



GREG WINDFELDT
PCI

WEST BANCORPORATION INC. AND SUBSIDIARIES 17

FINANCIALS 2024 ANNUAL REPORT 2 0 2 4 A N N U A L R E P O R T18

FINANCIAL HIGHLIGHTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024, 2023, AND 2022

(dollars in thousands, except per share data)

	2024	2023	2022
RESULTS OF OPERATIONS			
Net interest income	$ 71,362	$ 69,031	$ 91,740
Credit loss expense (benefit)	1,000	700	(2,500)
Noninterest income	8,434	10,066	10,208
Noninterest expense	51,353	48,611	45,051
Income before income taxes	27,443	29,786	59,397
Net income	24,050	24,137	46,399
PER COMMON SHARE			
Cash dividends	$ 1.00	$ 1.00	$ 1.00
Basic earnings	1.43	1.44	2.79
Diluted earnings	1.42	1.44	2.76
Closing stock price	21.65	21.20	25.55
Book value	13.54	13.46	12.69
YEAR-END BALANCES			
Assets	$ 4,014,991	$ 3,825,758	$ 3,613,218
Investment securities	559,694	646,876	683,451
Loans	3,004,860	2,927,535	2,742,836
Nonperforming loans	133	296	322
Other real estate owned	—	—	—
Deposits	3,357,596	2,973,779	2,880,408
Stockholders' equity	227,875	225,043	211,112
RATIOS			
Return on average assets	0.61%	0.66%	1.32%
Return on average equity	10.71%	11.42%	20.71%
Texas ratio (1)	0.05%	0.12%	0.14%
Efficiency ratio (1) (2)	63.25%	60.73%	43.70%
Dividend payout ratio	69.88%	69.21%	35.82%
Dividend yield	4.62%	4.72%	3.91%
Net interest margin (2)	1.91%	2.01%	2.76%
Allowance for credit losses as a % of loans	1.01%	0.97%	0.93%
Net (charge-offs) recoveries as % of average loans	0.00%	0.00%	(0.02%)
Nonperforming loans as % of loans	0.00%	0.01%	0.01%
Tangible common equity to tangible assets	5.68%	5.88%	5.84%

(1) A lower ratio is better.
(2) As presented, this is a non-GAAP measure – see "Non-GAAP Financial Measures" for additional details.

WEST BANCORPORATION INC. AND SUBSIDIARIES 19

2 0 2 4 A N N U A L R E P O R T20 CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2024 AND 2023 (dollars in thousands, except per share data) 2024 2023 ASSETS Cash and due from banks $ 28,750 $ 33,245 Interest-bearing deposits 214,728 32,112 Cash and cash equivalents 243,478 65,357 Securities available for sale, at fair value 544,565 623,919 Federal Home Loan Bank stock, at cost 15,129 22,957 Loans 3,004,860 2,927,535 Allowance for credit losses (30,432) (28,342) Loans, net 2,974,428 2,899,193 Premises and equipment, net 109,985 86,399 Accrued interest receivable 12,825 13,581 Bank-owned life insurance 44,990 43,864 Deferred tax assets, net 33,202 34,303 Other assets 36,389 36,185 TOTAL ASSETS $ 4,014,991 $ 3,825,758 LIABILITIES AND STOCKHOLDERS’ EQUITY LIABILITIES Deposits Noninterest-bearing demand $ 541,053 $ 548,726 Interest-bearing demand 543,855 481,207 Savings and money market 1,643,891 1,440,076 Time 628,797 503,770 Total deposits 3,357,596 2,973,779 Federal funds purchased and other short-term borrowings — 150,270 Subordinated notes, net 79,893 79,631 Federal Home Loan Bank advances 270,000 315,000 Long-term debt 42,736 47,736 Accrued expenses and other liabilities 36,891 34,299 Total liabilities 3,787,116 3,600,715 STOCKHOLDERS’ EQUITY Preferred stock, $0.01 par value; authorized 50,000,000 shares; no shares issued and outstanding at December 31, 2024 and 2023 — — Common stock, no par value; authorized 50,000,000 shares; 16,832,632 and 16,725,094 shares issued and outstanding at December 31, 2024 and 2023, respectively 3,000 3,000 Additional paid-in capital 35,619 34,197 Retained earnings 278,613 271,369 Accumulated other comprehensive loss (89,357) (83,523) Total stockholders’ equity 227,875 225,043 TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY $ 4,014,991 $ 3,825,758 DECEMBER 31,

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2024, 2023, AND 2022 *(dollars in thousands, except per share data)*

	YEAR ENDED DECEMBER 31,		
	2024	**2023**	**2022**
INTEREST INCOME			
Loans, including fees	$ 166,222	$ 142,923	$ 107,095
Securities:			
Taxable	13,030	13,696	12,524
Tax-exempt	3,219	3,517	3,527
Interest-bearing deposits	7,595	169	203
TOTAL INTEREST INCOME	190,066	160,305	123,349
INTEREST EXPENSE			
Deposits	97,284	66,796	22,629
Federal funds purchased and other short-term borrowings	4,248	9,532	1,764
Subordinated notes	4,431	4,442	2,867
Federal Home Loan Bank advances	10,313	7,694	2,669
Long-term debt	2,428	2,810	1,680
TOTAL INTEREST EXPENSE	118,704	91,274	31,609
NET INTEREST INCOME	71,362	69,031	91,740
CREDIT LOSS EXPENSE (BENEFIT)	1,000	700	(2,500)
Net interest income after credit loss expense (benefit)	70,362	68,331	94,240
NONINTEREST INCOME			
Service charges on deposit accounts	1,843	1,859	2,194
Debit card usage fees	1,919	1,980	1,969
Trust services	3,449	3,068	2,709
Increase in cash value of bank-owned life insurance	1,126	1,044	964
Gain from bank-owned life insurance	—	691	—
Loan swap fees	—	431	835
Realized securities (losses), net	(1,172)	(431)	—
Other income	1,269	1,424	1,537
TOTAL NONINTEREST INCOME	8,434	10,066	10,208
NONINTEREST EXPENSE			
Salaries and employee benefits	27,588	27,060	25,838
Occupancy and equipment	7,320	5,507	4,913
Data processing	2,991	2,790	2,597
Technology and software	2,896	2,341	2,137
FDIC insurance	2,560	1,750	996
Professional fees	1,041	1,026	874
Directors fees	828	892	814
Other expenses	6,129	7,245	6,882
TOTAL NONINTEREST EXPENSE	51,353	48,611	45,051
INCOME BEFORE INCOME TAXES	27,443	29,786	59,397
INCOME TAXES	3,393	5,649	12,998
NET INCOME	$ 24,050	$ 24,137	$ 46,399
EARNINGS PER COMMON SHARE			
Basic earnings per common share	$ 1.43	$ 1.44	$ 2.79
Diluted earnings per common share	$ 1.42	$ 1.44	$ 2.76

WEST BANCORPORATION INC. AND SUBSIDIARIES 21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of West Bancorporation, Inc.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of West Bancorporation, Inc. and its subsidiary, West Bank, as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income (not presented herein), stockholders' equity (not presented herein) and cash flows (not presented herein) for each of the three years in the period ended December 31, 2024; and in our report, dated February 19, 2025, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

RSM US LLP

Des Moines, Iowa | February 19, 2025

NON-GAAP FINANCIAL MEASURES

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024, 2023, AND 2022
(dollars in thousands, except per share data)

	YEAR ENDED DECEMBER 31,		
	2024	**2023**	**2022**
RECONCILIATION OF NET INTEREST INCOME AND NET INTEREST MARGIN ON AN FTE BASIS TO GAAP:			
Net interest income (GAAP)	**$ 71,362**	$ 69,031	$ 91,740
Tax-equivalent adjustment (1)	**182**	491	1,122
Net interest income on an FTE basis (non-GAAP)	**71,544**	69,522	92,862
Average interest-earning assets	**3,747,528**	3,465,964	3,361,091
Net interest margin on an FTE basis (non-GAAP)	**1.91%**	2.01%	2.76%
RECONCILIATION OF EFFICIENCY RATIO ON AN FTE BASIS TO GAAP:			
Net interest income on an FTE basis (non-GAAP)	**$ 71,544**	69,522	92,862
Noninterest income	**8,434**	10,066	10,208
Adjustment for realized securities losses, net	**1,172**	431	—
Adjustment for losses on disposal of premises and equipment, net	**47**	29	29
Adjusted income	**$ 81,197**	$ 80,048	$ 103,099
Noninterest expense	**$ 51,353**	$ 48,611	$ 45,051
Efficiency ratio on an adjusted FTE basis (non-GAAP) (2)	**63.25%**	60.73%	43.70%

(1) Computed on a tax-equivalent basis using an incremental federal income tax rate of 21 percent, adjusted to reflect the effect of nondeductible interest expense associated with owning tax-exempt securities and loans. Management believes the presentation of this non-GAAP measure provides supplemental useful information for proper understanding of the financial results, as it enhances the comparability of income arising from taxable and nontaxable sources.

(2) The efficiency ratio expresses noninterest expense as a percent of fully taxable equivalent net interest income and noninterest income, excluding specific noninterest income and expenses. Management believes the presentation of this non-GAAP measure provides supplemental useful information for proper understanding of the Company's financial performance. It is a standard measure of comparison within the banking industry. A lower ratio is more desirable.

22 2024 ANNUAL REPORT

FORM 10-K

A copy of the Company's annual report on Form 10-K filed with the Securities and Exchange Commission will be available on the Securities and Exchange Commission's website at www.sec.gov and through a link on the Company's website, westbankstrong.com, under Investor Relations—SEC Filings—Documents.

A copy of the annual report can also be obtained upon request to Melissa Gillespie, Corporate Secretary, mgillespie@westbankstrong.com, 515-222-2370.

STOCK INFORMATION

West Bancorporation Inc. common stock is traded on the Nasdaq Global Select Market (WTBA), and quotations are furnished by the Nasdaq System. We had 136 common stockholders of record on December 31, 2024 and an estimated 4,300 additional beneficial holders whose stock was held in street name by brokerages or fiduciaries.

MARKET AND DIVIDEND INFORMATION [1]

	HIGH	LOW	CLOSE	DIVIDENDS
2024				
4th Quarter	**$ 24.85**	**$ 18.02**	**$ 21.65**	**$ 0.25**
3rd Quarter	**22.13**	**16.36**	**19.01**	**0.25**
2nd Quarter	**18.20**	**15.80**	**17.90**	**0.25**
1st Quarter	**21.72**	**16.59**	**17.83**	**0.25**
TOTAL:				**$ 1.00**
2023				
4th Quarter	$ 22.39	$ 15.25	$ 21.20	$ 0.25
3rd Quarter	20.91	16.25	16.31	0.25
2nd Quarter	19.96	15.04	18.41	0.25
1st Quarter	25.80	17.58	18.27	0.25
TOTAL:				$ 1.00

(1) The prices shown are the high, low and closing sale prices for the Company's common stock. The market quotations, reported by Nasdaq, do not include retail markup, markdown or commissions.

TRANSFER AGENT AND REGISTRAR

Equiniti Trust Company, LLC
48 Wall Street, New York, New York 10005
800-937-5449
www.equiniti.com

WEST BANCORPORATION INC. AND SUBSIDIARIES 23

FORWARD-LOOKING STATEMENTS 2 0 2 4 A N N U A L R E P O R T24 Certain statements in this report, other than purely historical information, including estimates, projections, statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meanings of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may appear throughout this report. These forward-looking statements are generally identified by the words “believes,” “expects,” “intends,” “anticipates,” “projects,” “future,” “confident,” “may,” “should,” “will,” “strategy,” “plan,” “opportunity,” “will be,” “will likely result,” “will continue” or similar references, or references to estimates, predictions or future events. Such forward-looking statements are based upon certain underlying assumptions, risks and uncertainties. Because of the possibility that the underlying assumptions are incorrect or do not materialize as expected in the future, actual results could differ materially from these forward- looking statements. Risks and uncertainties that may affect future results include: interest rate risk, including the effects of changes in interest rates; effects on the U.S. economy resulting from the implementation of policies proposed by the new presidential administration, including tariffs, mass deportations and tax regulations; fluctuations in the values of the securities held in our investment portfolio, including as a result of changes in interest rates; competitive pressures, including from non-bank competitors such as credit unions, “fintech” companies and digital asset service providers; pricing pressures on loans and deposits; our ability to successfully manage liquidity risk; changes in credit and other risks posed by the Company’s loan portfolio, including declines in commercial or residential real estate values or changes in the allowance for credit losses dictated by new market conditions, accounting standards or regulatory requirements; the concentration of large deposits from certain clients, including those who have balances above current FDIC insurance limits; changes in local, national and international economic conditions, including the level and impact of inflation and possible recession; the effects of recent developments and events in the financial services industry, including the large- scale deposit withdrawals over a short period of time that resulted in several bank failures; changes in legal and regulatory requirements, limitations and costs; changes in customers’ acceptance of the Company’s products and services; the occurrence of fraudulent activity, breaches or failures of our or our third-party partners’ information security controls or cyber-security related incidents, including as a result of sophisticated attacks using artificial intelligence and similar tools; unexpected outcomes of existing or new litigation involving the Company; the monetary, trade and other regulatory policies of the U.S. government; acts of war or terrorism, including the ongoing Israeli-Palestinian conflict and the Russian invasion of Ukraine, widespread disease or pandemics, or other adverse external events; risks related to climate change and the negative impact it may have on our customers and their businesses; changes to U.S. tax laws, regulations and guidance; potential changes in federal policy and at regulatory agencies as a result of the 2024 presidential election; new or revised accounting policies and practices, as may be adopted by state and federal regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board; talent and labor shortages and employee turnover; and any other risks described in the “Risk Factors” sections of reports filed by the Company with the Securities and Exchange Commission. The Company undertakes no obligation to revise or update such forward-looking statements to reflect current or future events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

LOCATIONS IOWA HEADQUARTERS 3330 Westown Parkway, West Des Moines CORALVILLE 401 10th Avenue, Coralville EAST 2440 East Euclid Avenue, Des Moines GRAND 125 Grand Avenue, West Des Moines SOUTH 3920 SW 9th Street, Des Moines WAUKEE 955 East Hickman Road, Waukee CITY CENTER 809 6th Avenue, Des Moines MINNESOTA MANKATO 1911 Premier Drive, Mankato OWATONNA 328 Hoffman Drive NW, Owatonna ROCHESTER 2188 Superior Drive NW, Rochester ST. CLOUD 1800 Bellin Drive, St. Cloud ONLINE WESTBANKSTRONG.COM @WESTBANKSTRONG